COLSTRIP UNIT 4 PURCHASE AND SALE AGREEMENT

by and between

NORTHWESTERN CORPORATION

and

PUGET SOUND ENERGY, INC.

Dated December 9, 2019

TABLE OF CONTENTS
Page

ARTICLE 1 DEFINITIONS	1
Section 1.1    Certain Defined Terms    1
Section 1.2    Interpretation        9

ARTICLE 2 PURCHASE AND SALE OF THE COLSTRIP 4 INTERESTS	10

Section 2.1	Purchase and Sale of Colstrip 4 Interests 10

Section 2.2	Purchase Price 12

Section 2.3	Assumption of Liabilities 12

Section 2.4	Ad Valorem Real and Personal Property Taxes. 12

ARTICLE 3 CLOSING; CONDITIONS PRECEDENT	13

Section 3.1	Closing 13

Section 3.2	Closing Deliveries by Buyer 13

Section 3.3	Closing Deliveries by Seller 13

Section 3.4	Conditions Precedent to the Closing Obligations of Buyer 14

Section 3.5	Conditions Precedent to the Closing Obligations of Seller 15

Section 3.6	Failure to Close 16

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER	16

Section 4.1	Organization and Good Standing 16

Section 4.2	Authority 17

Section 4.3	Enforceability 17

Section 4.4	Title to Colstrip 4 Interests 17

Section 4.5	No Violation or Breach 17

Section 4.6	Consents 17

Section 4.7	Material Contracts 18

Section 4.8	No Disputes; Litigation 18

Section 4.9	Brokerage Fees and Commissions 18

Section 4.10	Bankruptcy 18

Section 4.11	Records 18

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER	18

Section 5.1	Organization and Qualification 18

Section 5.2	Authority 18

Section 5.3	Enforceability 19

Section 5.4	No Violation or Breach 19

Section 5.5	Consents 19

Section 5.6	No Disputes; Litigation 19

Section 5.7	Brokerage Fees and Commissions 19

Section 5.8	Bankruptcy 19

Section 5.9	Regulatory Matters 19

i

ARTICLE 6 ACCESS AND CONFIDENTIALITY	20

Section 6.1	General Access 20
Section 6.2    Confidential Information    20

ARTICLE 7 COVENANTS OF SELLER AND BUYER	21

Section 7.1	Conduct of Business Pending Closing 21

Section 7.2	Public Announcements 22

Section 7.3	Actions by Parties 22

Section 7.4	Further Assurances 22

Section 7.5	Records 23

Section 7.6	Regulatory and Other Authorizations and Consents Filings 23

Section 7.7	Fees and Expenses 25

Section 7.8	Tax Matters. 25

Section 7.9	Right of First Refusal 25

Section 7.10	Updates to Disclosure Schedules 26

Section 7.11	Transfers of Interests 26

ARTICLE 8 LIABILITY AND INDEMNIFICATION	26

Section 8.1	Survival 26

Section 8.2	AOC and CCR Rules 26

Section 8.3	Decommissioning 27

Section 8.4	Pension Costs 27

Section 8.5	Other Losses Allocated Based on Pre-Closing Date Project Shares 28

Section 8.6	Losses Allocated Based on Post-Closing Date Project Shares 28

Section 8.7	Disagreements Regarding Causes of Losses 28

Section 8.8	Resolution if Executive Negotiations Do Not Succeed. 29

Section 8.9	Indemnification By Seller 30

Section 8.10	Indemnification By Buyer 30

Section 8.11	Third Party Claims. 31

Section 8.12	Direct Claims 32

Section 8.13	Acknowledgement 33

ARTICLE 9 TERMINATION AND REMEDIES	33

Section 9.1	Methods of Termination 33

Section 9.2	Effect of Termination 34

Section 9.3	No Liability 35

ARTICLE 10 DISPUTE RESOLUTION	35

Section 10.1	Mutual Discussions 35

Section 10.2	Arbitration 35

ARTICLE 11 OTHER PROVISIONS	36

Section 11.1	Counterparts 36

Section 11.2	Governing Law 36

Section 11.3	Entire Agreement 37

Section 11.4	Notices 37

Section 11.5	Successors and Assigns 38

Section 11.6	Amendments 38

Section 11.7	Agreement for the Parties’ Benefit Only 38

Section 11.8	Severability 38

Section 11.9	Bulk Sales or Transfer Laws 38

Section 11.10	No Waiver 38

Section 11.11	Cumulative Remedies 39

Section 11.12	Further Assurances 39

Section 11.13	Counterparts; Effectiveness 39

Section 11.14	Specific Performance 39

EXHIBITS AND SCHEDULES

Exhibits:
Exhibit A            Assignment and Assumption Agreement
Exhibit B            Excluded Assets
Exhibit C            Power Purchase Agreement
Exhibit E            Water Rights Transfer Certificate
Exhibit F            Vote Sharing Agreement
Exhibit G            Buyer’s Officer’s Certificate
Exhibit H            Seller’s Officer’s Certificate

Exhibit I	Form of Deed Conveying Seller’s Interest and

Exhibit J	Form of Waiver of Right of First Refusal

Schedules:
Schedule 1.1            Water Rights
Schedule 2.1(a)        Real Property
Schedule 2.1(b)        Common Facilities Interest and Associated Assets
Schedule 2.1(c)        Material Contracts
Schedule 4.4            Title to Colstrip 4 Interests
Schedule 4.5            No Violation or Breach
Schedule 4.6            Seller’s Consents
Schedule 4.7            Material Contracts
Schedule 5.5            Buyer’s Consents
Schedule 7.1            Conduct of Business Pending Closing
Schedule 8.5            Other Losses Allocated Based on Pre-Closing Project Shares
Schedule 8.6            Losses Allocated Based on Post-Closing Project Shares

COLSTRIP UNIT 4 PURCHASE AND SALE AGREEMENT
THIS COLSTRIP UNIT 4 PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of December 9, 2019, is by and between NORTHWESTERN CORPORATION, a Delaware corporation (“Buyer”), and PUGET SOUND ENERGY, INC., a Washington public utility corporation (“Seller”). Buyer and Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”
RECITALS
WHEREAS, Seller is the Owner with respect to a twenty-five percent (25%) undivided interest in the 740MW Colstrip Unit 4, a coal-fired, base-load electric generation facility located in Colstrip, Montana (“Colstrip Unit 4”) and in all associated real property, equipment, common real property and common equipment and facilities and all rights incidental thereto, as more specifically defined in Section 2.1 (the “Colstrip 4 Interests”).
WHEREAS, Seller desires to sell and convey to Buyer, and Buyer desires to purchase and acquire from Seller, all of Seller’s interest the Colstrip 4 Interests, on the terms and subject to the conditions hereinafter set forth.
WHEREAS, Seller and Buyer are entering into this Agreement to evidence their respective duties, obligations, and responsibilities in respect of the purchase and sale of the Colstrip 4 Interests as contemplated herein.
WHEREAS, certain capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in ARTICLE 1 hereof.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the Parties agree as follows:
ARTICLE 1
DEFINITIONS

Section 1.1Certain Defined Terms. As used in this Agreement, the following terms have the respective meanings set forth below or set forth in the Sections referred to below:
“AAA” is defined in Section 10.2(a).
“Action” means any action, suit, investigation of which Seller has Knowledge, proceeding, condemnation, or audit by or before any court or other Governmental Authority or any arbitration proceeding.
“Ad Valorem Property” is defined in Section 2.4(a).
“Affiliate” means, as to the Person specified, any Person controlling, controlled by or under common control with such specified Person. The concept of control, controlling or controlled by as used in the aforesaid context means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. No Person shall be deemed an Affiliate of any Person solely by reason of the exercise or existence of rights, interests, or remedies under this Agreement.
“Agreement” is defined in the preamble.
“Allocation Dispute Notice” is defined in Section 8.7.
“Allocation Dispute Notice Response” is defined in Section 8.7.
“AOC” means the means the Administrative Order on Consent Regarding Impacts Related to Wastewater Facilities Compromising the Closed-Loop System at Colstrip Steam Electric Station, Colstrip Montana entered into between PPL Montana, LLC (n/k/a Talen Montana, LLC) and the Montana Department of Environmental Quality in July and August of 2012, as amended by the March 1, 2017 Agreement to Amend Administrative Order on Consent.
“Assignment and Assumption Agreement” means an Assignment of the Material Contracts from Seller to Buyer to be dated as of the Closing Date and substantially in the form set forth on Exhibit A.
“Assumed Liabilities” is defined in Section 2.3.
“Business Day” means any day which is not a Saturday, Sunday, or legal holiday in the state of Montana.
“Buyer” is defined in the preamble.
“Buyer’s Consents” means the consents, filings and notices required to be obtained by Buyer and delivered at the Closing as listed on Section 5.5.
“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority), Section 5.3 (Enforceability), and Section 5.7 (Brokerage Fees and Commissions).
“CCR Rules” means those Environmental Laws relating to the release, discharge, disposal, storage, remediation, or removal of coal combustion residuals, including those rules issued by the United States Environmental Protection Agency pursuant to subtitle D of the Resource Conservation and Recovery Act.
“Closing” means the consummation of the transaction contemplated by this Agreement as further defined in Section 3.1.
“Closing Date” is defined in Section 3.1.
“Closing Documents” means the documents to be delivered by Buyer and Seller at the Closing in accordance with Section 3.2 and Section 3.3, respectively.

“Code” means the Internal Revenue Code of 1986, as amended.
“Colstrip 4 Interests” is defined in the Recitals and further defined in Section 2.1.
“Colstrip Unit 3” means the coal-fired thermal generating plant commonly referred to as Colstrip Unit 3, located near Colstrip, Montana.
“Colstrip Unit 4” is defined in the Recitals.
“Colstrip Units 1 & 2” means the coal-fired thermal generating plant, consisting of two units commonly referred to as “Colstrip Units 1 & 2,” located near Colstrip, Montana.
“Commercially Reasonable Efforts” means efforts which are reasonably necessary to cause, or assist in, the consummation of the transactions contemplated by this Agreement and which do not require the performing Party to (i) expend funds, incur expenses or assume liabilities other than those which are reasonable in nature and amount within the context of the transactions contemplated by this Agreement or (ii) amend, waive or terminate the material terms of any Material Contract or arrangement to which the performing Party is a party; provided that the Parties will cooperate to amend the Ownership and Operation Agreement and the Common Facilities Agreement to the degree required to give effect to the transactions contemplated by this Agreement.
“Committee” has the meaning assigned to it under the Ownership and Operation Agreement.
“Common Facilities” has the meaning assigned to it under the Ownership and Operation Agreement.
“Common Facilities Interest” is defined in Section 2.1(b).
“Confidentiality Agreement” is defined in Section 6.2.
“Damages” is defined in Section 8.9.
“Debt” of any Person means at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than 12 months from the date of incurrence, (iv) all obligations of such Person as lessee under any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, has been or would be required to be accounted for as a capital lease on the consolidated balance sheet of that Person, (v) the undrawn face amount of any outstanding letters of credit issued in favor of such Person, and all obligations of such Person to reimburse or prepay any bank or other Person in respect of amounts paid under a letter of credit, banker’s acceptance or similar instrument, (vi) all Debt or other monetary obligations (of such Person or of others) secured by any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of such Person, whether or not such Debt or other monetary obligation is assumed by such Person, (vii) all obligations of such Person to pay a specified purchase price for assets, goods, securities or services whether or not delivered or accepted (including take-or-pay arrangements and similar obligations), (viii) all obligations of such Person under conditional sale or other title retention agreements (even if the remedies of the sellers or lenders under such agreements in the event of a default thereunder are limited to the repossession or sale of the property or assets covered thereby), and (ix) all Debt or other monetary obligations of others in respect of which such Person has any contingent liability, including without limitation any guarantee.
“Disclosure Schedule” is defined in the preamble of ARTICLE 4.
“Dispute” is defined in Section 10.1.
“Dispute Notice” is defined in Section 10.1.
“Dispute Notice Response” is defined in Section 10.1.
“Employee Benefit Plans” means any retirement plan, welfare plan, stock option plan, equity or equity based plan, bonus plan, change-in-control, retention, incentive award plan, severance pay plan or policy, deferred compensation plan or policy, executive compensation or supplemental income plan or policy, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life or any other employee benefit plan or program, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA and other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA.
“Environmental Laws” means any Law relating to pollution control or the protection of the environment, including: (a) (i) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., (ii) the Solid Waste Disposal Act, §§ 6901 et seq., (iii) the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq., (iv) the Clean Air Act, 42 U.S.C. §§ 7401 et seq., (v) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1471 et seq., (vi) the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., and (vii) the Safe Drinking Water Act, 42 U.S.C. §§ 300f-300j; and (b) such Laws imposing requirements pertaining to (i) any Hazardous Substance, (ii) the manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release or threatened Release of any Hazardous Substance, (iii) reporting, licensing, permitting, or investigation in connection with such activities or (iv) any abatement, removal, remedial, corrective or other corrective action in connection with any Hazardous Substance; and (c) such Laws imposing requirements pertaining to the protection of health or safety of employees or the public.
“Environmental Liabilities” means all liabilities involving or arising out of the operation or ownership of the Colstrip 4 Interests and arising out of or resulting from or relating to any Environmental Law or any Hazardous Substance.
“ERISA Affiliate Liability” means any liabilities, obligations or responsibilities (whether contingent or otherwise) imposed by law on Seller relating to any Employee Benefit Plan maintained by any trade or business (whether or not incorporated) which are or have been within the last six years under common control with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), including (i) liability to any multiemployer plan contributed to, or obligated to contribute to, by the Seller or any of their ERISA Affiliates, including without limitation any liability to the Pension Benefit Guaranty Corporation under Title IV of ERISA and (ii) liability with respect to non-compliance with the notice and benefit continuation requirements of COBRA.
“Excluded Assets” means those assets listed on Exhibit B.
“FERC” means the Federal Energy Regulatory Commission, or any successor to its functions.
“FERC 203 Approval” means the authorization from FERC to transfer certain of the Colstrip 4 Interests to Buyer pursuant to Section 203 of the Federal Power Act.
“Final Order” is defined in Section 8.12(h).
“GAAP” means generally accepted accounting principles consistently applied as in effect on the date of this Agreement in the United States.
“Governmental Authority” means (i) the federal government of the United States of America, (ii) any state, county, municipality, or other governmental subdivision within the United States of America, and (iii) any executive, legislative or judicial court, department, commission, board, bureau, agency, or other instrumentality of the federal government of the United States of America or of any state, county, municipality, or other governmental subdivision within the United States of America.
“Hazardous Substance” means any substance or material listed, defined or classified as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste or words of similar import under any Environmental Law, including petroleum, polychlorinated biphenyls, and asbestos in any form, or any coal combustion materials or by-products.
“Indemnification Dispute Notice” is defined in Section 8.12(b).
“Indemnified Party” is defined in Section 8.11(a).
“Indemnifying Party” is defined in Section 8.11(a).
“Indemnity Claim Amount” is defined in Section 8.12(b).
“Knowledge” means, with respect to Seller, the actual knowledge of any fact, circumstance, or condition, assuming reasonable inquiry of their direct reports, by Ron Roberts, and with respect to Buyer, the actual knowledge of any fact, circumstance, or condition, assuming reasonable inquiry of their direct reports, by John Hines.
“Labor Laws” means any and all Laws relating in any manner to employment, employees and/or individuals performing work as consultants or contractors, including employment standards, employment of minors, employment discrimination, health and safety, labor relations, unions, withholding, wages and hours and overtime of any kind, work authorization verification, workplace safety and insurance and pay equity.
“Law” means any law, statute, rule, regulation, ordinance, standard, code, order, judgment, decision, writ, injunction, decree, certificate of need, award, or other governmental restriction, including any published and publicly available policy or procedure enforceable by any Governmental Authority.
“Lien” means any lien, security interest, charge, claim, mortgage, deed of trust, option, warrant, purchase right, lease, pledge, easement, right-of-way, encroachment, building or use restrictions, conditional sales agreement or other encumbrance.
“Losses” means any and all claims, liabilities, losses, causes of action, damages, judgments, obligations, deficiencies, demands, fines, penalties, litigation, lawsuits, administrative proceedings, administrative investigations, costs, and expenses, Environmental Liabilities, and ERISA Affiliate Liability, including reasonable attorneys’ fees, court costs, investigator expenses, and other costs of suit.
“Material Adverse Effect” means a material and adverse effect on (i) the ability of Seller or Buyer to consummate the transactions contemplated by this Agreement or otherwise to comply with its obligations hereunder or (ii) the business, assets, financial condition, or results of operations comprising the Colstrip 4 Interests, in each case taken as a whole, including without limitation (a) any change in any applicable Law if such change has an effect on the Colstrip 4 Interests that is disproportionate to the effect on other coal generation facilities, (b) the Colstrip 4 Interests are substantially damaged or destroyed by any casualty event or a substantial portion of the Colstrip 4 Interests are taken, in part or on whole by any Governmental Authority, (c) changes or developments in national, regional, state, or local wholesale or retail markets for electric power, fuel, or related products, including seasonal changes, (including changes in commodity prices or the effects of actions by competitors), if such matters have an effect on the Colstrip 4 Interests that is disproportionate to the effect on other coal generation facilities; and (d) changes or developments in national, regional, state, or local electric transmission or distribution systems, if such matters have an effect on the Colstrip 4 Interests that is disproportionate to the effect on other coal generation facilities; provided, however, that such determination shall exclude (A) general economic or political conditions; (B) conditions generally affecting the industries in which the Colstrip 4 Interests operate; (C) any changes in financial, banking or securities markets in general, including any disruption and any decline in the price of any security or any market index or change in prevailing interest rates; (D) any adverse change or effect principally attributable to the announcement, pendency, or consummation of the transactions contemplated by this Agreement (including any action required or permitted by this Agreement with the written consent of or at the written request of Buyer, decrease in customer demand, any reduction in revenues, any disruption in supplier, partner or similar relationships, or any loss of employees attributable thereto but excluding any failure to obtain Required Regulatory Approvals); (E) any outbreak or escalation of hostilities or the declaration by the United States of a national emergency or war; (F) any failure by the Colstrip 4 Interests meet any internal or published projections, forecasts or supply predictions; (G) any matter of which Buyer is aware of on the date hereof; or (H) any acts of terrorism, any other international or domestic calamity or crisis or geopolitical event, except to the extent such matters in subsections (A), (B), (C), (E) or (F) have an effect on the Colstrip 4 Interests that is disproportionate to the effect on other coal generation facilities.
“Material Contracts” is defined in Section 2.1(c).
“MPSC” means the Montana Public Service Commission.
“Notice of Claim” is defined in Section 8.12(a).
“Operator” means Talen Montana, LLC, the operator of Colstrip Unit 3 and Colstrip Unit 4.
“Owner” has the meaning assigned to it under the Ownership and Operation Agreement.
“Ownership and Operation Agreement” means the Ownership and Operation Agreement, dated May 6, 1981, as amended by Amendment No. 1 dated October 11, 1991, Amendment No. 2 dated July 13, 1998, Amendment No. 3 entered into in 2004, and Amendment No. 4 entered into in 2008, between Buyer, Seller, Portland General Electric Company, the Washington Water Power Company (now Avista) and Pacific Power & Light Company (now PacifiCorp).
“Party” is defined in the preamble.
“Permits” means written permits, licenses, franchises, registrations, variances and approvals obtained from any Governmental Authority.
“Permitted Liens” means (i) Liens for Taxes not yet due and payable, pledges or deposits made in the ordinary course of business under workers’ compensation legislation, unemployment insurance Laws or similar Laws, good faith deposits made in the ordinary course of business in connection with bids, tenders or contracts, including rent security deposits, (ii) in the case of the Real Property, encumbrances and other restrictions and irregularities to title which exist on the date hereof or on the Closing Date and which were not created by, through or under the Seller, (iii) rights reserved to or vested but not yet asserted respecting any Colstrip 4 Interests by any Governmental Authority by the terms of any franchise, grant, license, Permit or provision of applicable Law, to purchase, condemn, appropriate or recapture, or designate a buyer of the real property, (iv) rights reserved to or vested in any municipality or public authority to control or regulate the use of the real property or to use the real property in any manner, including zoning and land use regulations, and (v) mechanic and other similar liens for amounts not yet due or payable.
“Person” means any Governmental Authority or any individual, firm, partnership, corporation, limited liability company, joint venture, trust, unincorporated organization or other entity or organization.
“post-Closing Date Project Share” means the Project Share attributable to each of Buyer and Seller after giving effect to the transactions contemplated by this Agreement.
“PPA” means the Power Purchase Agreement between Buyer and Seller in the form set forth on Exhibit C.

“pre-Closing Date Project Share” means the Project Share attributable to each of Buyer and Seller as specified in the Ownership and Operation Agreement.
“Pre-Closing Period” is defined in Section 2.4(a).
“Project” has the meaning assigned to it under the Ownership and Operation Agreement.
“Project Share” has the meaning set forth in the Ownership and Operation Agreement.
“Project Users” has the meaning assigned to it under the Ownership and Operation Agreement.
“Prudent Utility Practices” means the practices, methods and acts generally engaged in or approved by the electric utility industry in the United States for similarly situated facilities in the United States during a particular time period, in a manner consistent with Laws, reliability, safety and environmental protection, and taking into consideration the requirements of this Agreement, the Material Contracts and the other contracts affecting the operation of the Colstrip 4 Interests. Prudent Utility Practices are not necessarily intended to require the optimum or best practices, methods or acts to the exclusion of all others, but rather to include a spectrum of possible practices, methods or acts consistent with the immediately preceding sentence.
“Purchase Price” is defined in Section 2.2.
“Real Property” means the real property interests which are included as part of the Colstrip 4 Interest as set forth on Schedule 2.1(a).
“Records” means any and all of the books, records, contracts, agreements and files of the Seller existing on the Closing Date and pertaining to the Colstrip 4 Interests, excluding any information if disclosure to Buyer would, in Seller’s sole discretion, jeopardize any attorney-client, work-product or other privilege or other information reasonably deemed confidential by Seller.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.
“Representatives” means officers, directors, employees and other agents of a particular Person.
“Required Regulatory Approvals” means the FERC 203 Approval, and such approvals as may be necessary from the MPSC and the Washington Utilities and Transportation Commission; provided that an approval will not be deemed to have been obtained until the date after which all appeals have been fully adjudicated and an appeal may no longer be filed, regardless of whether an appeal is filed.
“Retained Liabilities” is defined in Section 2.1.
“Rules” is defined in Section 10.2.

“Seller” is defined in the preamble.
“Seller’s Consents” means the consents, filings and notices required to be obtained by Seller (other than the Required Regulatory Approvals) and delivered at the Closing as listed on Schedule 4.6.
“Seller Fundamental Representations” means the representations and warranties of Buyer set forth in Section 4.1 (Organization and Good Standing), Section 4.2 ( Authority), Section 4.3 (Enforceability), Section 4.4 (Title to Colstrip 4 Interests), and Section 4.9 (Brokerage Fees and Commissions).
“Straddle Period” is defined in Section 2.4(c).
“Tax” or “Taxes” means all federal, state, local, foreign and other net income, gross income, estimated, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property taxes and levied and pending assessments, windfall profits, value added, commercial rent, customs duties, capital gain, social security, royalty, documentary, environmental or other taxes, or fees, assessments, duties or charges in the nature or taxes, of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.
“Tax Return” means all returns and reports (including elections, declarations, disclosures, attachments, schedules, estimates, information returns, and amended returns and reports) required to be filed with respect to Taxes.
“Third Party Claim” is defined in Section 8.11(a).
“Transfer Taxes” means all sales, use, excise, stock, stamp, documentary, filing, recording, permit, license, authorization and other similar Taxes, filing fees and similar charges incurred by either Party in connection with the transactions contemplated hereby.
“Transmission Acquisition Agreement” means the Purchase and Sale Agreement between Buyer and Seller in connection with Buyer’s purchase of Seller’s undivided interest in the 500 kilovolt Colstrip Project Transmission System.
“Update” is defined in Section 7.10.
“Vote Sharing Agreement” means the Vote Sharing Agreement between Buyer and Seller in the form set forth on Exhibit F.
“Water Rights Transfer Certificate” means a water rights transfer certificate in the form set forth on Exhibit E pursuant to which Seller shall convey to Buyer the water rights listed on Schedule 1.1.
Section 1.2 Interpretation. This Agreement shall not be construed against either Party, and no consideration shall be given or presumption made, on the basis of who drafted this

Agreement or any particular provision hereof or who supplied the form of this Agreement. In construing this Agreement:
(a)all references in this Agreement to an “Article,” “Section”, “subsection”, “Exhibit”, or “Schedule” shall be to an Article, Section, subsection, Exhibit, or Schedule of this Agreement, unless the context requires otherwise;
(b)unless the context otherwise requires, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof;
(c)whenever the context requires, the words used herein shall include the masculine, feminine and neuter gender, and the singular and the plural;
(d)examples shall not be construed to limit, expressly or by implication, the matter they illustrate;
(e)the word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative expressions;
(f)a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule hereto, regardless of whether it appears before or after the place where it is defined;
(g)each Exhibit and Schedule to this Agreement is a part of this Agreement, and should be construed in light of each other;
(h)the headings and titles herein are for convenience only and shall have no significance in the interpretation hereof; and
(i)references to a Law, rule, regulation, contract, agreement, or other document mean that Law, rule, regulation, contract, agreement, or document as amended, modified, or supplemented, if applicable.
ARTICLE 2
PURCHASE AND SALE OF THE COLSTRIP 4 INTERESTS
Section 2.1Purchase and Sale of Colstrip 4 Interests. On the terms and subject to the conditions hereof, Seller covenants and agrees to sell, assign and transfer to Buyer all of Seller’s right, title and interest in, and Buyer covenants and agrees to purchase from Seller, effective as of the Closing, all of Seller’s right, title and interest in, all of the Colstrip 4 Interests, free and clear of any and all Liens, other than Permitted Liens and excluding the Excluded Assets (as hereinafter defined). The assets, properties and rights to be purchased or otherwise transferred to Buyer under this Agreement, all of which solely relate to the Colstrip 4 Interests and, except for Excluded Assets, constitute, or will constitute as of Closing, all of Seller’s interests in or to the Colstrip 4 Interests, are as follows:
(a)all of Seller’s ownership rights to the Real Property;

(b)the portion of Seller’s interest in the Common Facilities and associated assets as described on Schedule 2.1(b) which are associated with the Colstrip 4 Interests (the “Common Facilities Interest”);
(c)the portion of Seller’s rights under the contracts, leases and agreements related to the Colstrip 4 Interests and which are associated with the Colstrip 4 Interests, including the contracts, leases and agreement that are set forth on Schedule 2.1(c) (the “Material Contracts”);
(d)notwithstanding the provisions of Section 2.1(a)-(c) above, the Colstrip 4 Interests shall not include (and the Seller shall retain and the Buyer shall not assume):
(i)all of Seller’s rights and interests related to its interest in Colstrip Units 1 & 2 and Colstrip Unit 3 including interests in Common Facilities and associated assets, rights under contracts, leases and agreements, and ownership rights to real property, to the extent such rights are associated with Seller’s continued ownership of Colstrip Units 1 & 2 and a portion of Colstrip Unit 3;
(ii)claims arising out of liabilities occurring prior to Closing, including Environmental Liabilities and pension liabilities to the extent and as provided for in Sections 8.2, 8.4 and 8.5;
(iii)claims arising out of those items listed on Schedule 8.5 and as provided for in Section 8.5;
(iv)future decommissioning and demolition costs in connection with the Colstrip 4 Interests to the extent and as provided for in Section 8.3;
(v)any obligation or liability related to or arising out of any of the Excluded Assets;
(vi)any obligation or liability related to or arising out of Actions pending as of the Closing Date against the Seller or any of its Affiliates;
(vii)any obligation or liability (including any future Actions) related to or arising out of the Seller’s conduct of the business or ownership of the Colstrip 4 Interests prior to the Closing;
(viii)any ERISA Affiliate Liability or any obligation or liability related to or arising out of any collective bargaining agreement of the Seller, whether prior to, on or after the Closing;
(ix)any ERISA Affiliate Liability or any obligation, liability or expense relating to or arising out of (A) the employment or termination of employment or consultancy of any employee or consultant, or former employee or consultant of the Operator, on or prior to the Closing (B) any collective bargaining agreement of the Operator on or prior to the Closing (C) compliance with or violations of any Labor Laws by the Operator on or prior to the Closing;

(x)any obligation or liability of any kind or nature relating to (A) Taxes of the Seller; and (B) Taxes related to the Seller’s conduct of the business or ownership of the Colstrip 4 Interests prior to the Closing (in the case of real property Taxes, as determined in accordance with Section 2.4(a)); and
(xi)any obligation or liability of Seller for any Debt.
The foregoing liabilities listed in this Section 2.1(d) are collectively referred to as the “Retained Liabilities” and shall remain and be the obligations and liabilities solely of the Seller.
Section 2.2Purchase Price. The aggregate purchase price and additional consideration for the sale and conveyance of the Colstrip 4 Interests shall be: One Dollar ($1) (the “Purchase Price”).
Section 2.3Assumption of Liabilities. Except as otherwise provided in ARTICLE 8, Buyer shall assume and agree to pay, perform and discharge the liabilities and obligations of Seller related to the Colstrip 4 Interests, including without limitation those liabilities and obligations contained in the Material Contracts, but solely with respect to liabilities or obligations arising solely during periods following the Closing Date (the “Assumed Liabilities”).
Section 2.4Ad Valorem Real and Personal Property Taxes.
(a)Seller shall be responsible for its pre-Closing Date Project Share of all ad valorem Taxes imposed on or with respect to the Real Property and any personal property (the “Ad Valorem Property”) for all Tax periods (or portion of any Tax period beginning on or before and ending after the Closing Date (a “Straddle Period”)) ending on or prior to the Closing Date (the “Pre-Closing Periods”). The portion of such Taxes for which Seller shall be liable for a Straddle Period shall be determined by multiplying its pre-Closing Date Project Share of the amount of Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of days in such Straddle Period prior to and including the Closing Date and the denominator of which is the total number of days in such Straddle Period.
(b)Any real or personal property tax reductions or refunds with respect to the Ad Valorem Property for or relating to a Pre-Closing Period (as determined in accordance with Section 2.4(a)) shall be for the account of Seller. If Buyer receives a real property Tax refund or credit with respect to the Ad Valorem Property for or relating to a Pre-Closing Period, Buyer shall promptly remit to Seller its pre-Closing Date Project Share of such refund or credit relating to the Pre-Closing Period.
(c)Prior to the Closing Date, Seller shall control and conduct all negotiations, proceedings and communications with the Montana Department of Revenue regarding real property Taxes with respect to the Ad Valorem Property, shall keep Buyer informed regarding such negotiations, proceedings and communications and shall not agree to any settlement with the Montana Department of Revenue that affects any Tax period or portion of a Straddle Period beginning after the Closing Date without Buyer’s consent, which consent shall not be unreasonably withheld, conditioned or delayed. From and after the Closing Date, Buyer shall control and conduct all negotiations, proceedings and communications with the Montana Department of Revenue regarding real property Taxes with respect to the Ad Valorem Property, shall keep Seller informed regarding such negotiations, proceedings and communications, and shall not agree to any settlement with the Montana Department of Revenue that affects any Tax period or portion of a Straddle Period ending on or prior to the Closing Date without Seller’s consent, which consent shall not be unreasonably withheld, conditioned or delayed. Seller shall reasonably cooperate with all such negotiations, proceeds and communications.
ARTICLE 3
CLOSING; CONDITIONS PRECEDENT
Section 3.1Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur at the offices Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, Minnesota, commencing at 9:00 A.M. or at such other location as may be agreed upon by the Parties on either (i) the second (2nd) Business Day after the satisfaction of all the conditions precedent to the Closing in accordance with Sections 3.4 and 3.5 hereof, or (ii) at such other time or place as may be mutually agreed upon by the Parties in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.
Section 3.2Closing Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:
(a)The Purchase Price in cash in accordance with Section 2.2 hereof;
(b)A certificate of an authorized officer of Buyer, dated as of the Closing Date, in the form set forth in Exhibit G, certifying that (i) the representations and warranties of Buyer set forth in ARTICLE 5 are true, correct and complete as of the Closing Date, except in such circumstances as shall not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (ii) the conditions set forth in Section 3.4 have been fulfilled or waived and (iii) the covenants of Buyer set forth in ARTICLE 7 to be performed on or before the Closing Date have been fulfilled or waived in writing by Seller.
(c)A duly executed copy of the Assignment and Assumption Agreement;
(d)A copy of the PPA, duly executed by Buyer;
(e)Duly executed copies of each of the Buyer’s Consents;
(f)A copy of the Vote Sharing Agreement, duly executed by Buyer; and
(g)Such other documents and certificates as Seller may reasonably request and which are customarily and ordinarily delivered in transactions similar to the transactions to be consummated at the Closing.
Section 3.3Closing Deliveries by Seller. At the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer the following:
(a)A duly executed copy of the Assignment and Assumption Agreement;

(b)A certificate of an authorized officer of Seller, dated as of the Closing Date, in the form set forth in Exhibit H, certifying that (i) the representations and warranties of Seller set forth in ARTICLE 4 are true, correct and complete as of the Closing Date, except in such circumstances as shall not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (ii) the conditions set forth in Section 3.5 have been fulfilled or waived and (iii) the covenants of Seller set forth in ARTICLE 7 to be performed on or before the Closing Date have been fulfilled or waived in writing by Buyer;
(c)A copy of the PPA, duly executed by Seller;
(d)Duly executed copies of each of the Seller’s Consents;
(e)A copy of the Vote Sharing Agreement, duly executed by Seller;
(f)A certificate that Seller is not a “foreign” person within the meaning of Section 1445 of the Code, which certificate shall set forth all information required by, and otherwise be executed in accordance with, Treasury Regulations Section 1.445-2(b)(2);
(g)A deed in the form attached hereto as Exhibit I conveying Seller’s interest in the Real Property subject only to Permitted Liens (i.e., a deed (i) in which Seller warrants that the Real Property is free from all encumbrances made by the Seller other than Permitted Liens and that Seller will defend the same to the Buyer against the lawful claims and demands of all persons claiming by, through or under Seller, but against no other persons; and (ii) that conveys any after-acquired title to the Real Property that Seller may subsequently obtain, but reserving for Seller, for so long as the Colstrip Project Transmission Agreement, dated May 6, 1981, as amended, is in effect, such easements as may be reasonably necessary for the purpose of owning, operating, maintaining, repairing, replacing, or removing any transmission facility and associated equipment in their current locations on the Real Property), all in a form reasonably acceptable to Buyer (which shall include language providing that such easements shall not, other than to a de minimis extent, adversely effect operations on the Real Property as currently conducted);
(h)The Water Rights Transfer Certificate; and
(i)Such other documents and certificates as Buyer may reasonably request and which are customarily and ordinarily delivered in transactions similar to the transactions to be consummated at the Closing.
Section 3.4Conditions Precedent to the Closing Obligations of Buyer. The obligation of Buyer to proceed with the Closing contemplated hereby is subject to the fulfillment or waiver (by the Buyer, in its absolute discretion, by written notice to the Seller) on or prior to the Closing Date, or on or prior to such earlier date if specified below, of all of the following conditions:
(a)Seller shall have delivered to Buyer each of the documents described in Section 3.3.
(b)The representations and warranties of Seller in ARTICLE 4 of this Agreement shall be true and correct without regard to any qualification respecting materiality or Material

Adverse Effect on and as of the Closing Date except in such circumstances as shall not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, and the covenants and agreements of Seller to be performed on or before the Closing Date shall have been performed in all material respects in accordance with this Agreement.
(c)Seller shall have obtained and provided copies to Buyer of all the Seller’s Consents required for the Closing listed in Schedule 4.6.
(d)Seller shall have obtained and provided a copy to Buyer of the Required Regulatory Approvals.
(e)Seller shall have completed the Initial Closing of the transactions contemplated by Transmission Acquisition Agreement (as such term is defined therein).
(f)No order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Colstrip 4 Interests contemplated herein shall have been issued and remain in effect (each Party agreeing to use its Commercially Reasonable Efforts to have any such order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority which prohibits the consummation of the sale of the Colstrip 4 Interests.
(g)Seller shall have delivered to Buyer evidence of the filing for termination of all Liens that are not Permitted Liens in form and substance reasonably satisfactory to Buyer; provided that Seller shall indemnify Buyer for any Losses incurred by Buyer in connection with Seller’s failure to terminate any Lien that is not a Permitted Lien.
(h)No event causing or constituting a Material Adverse Effect shall have occurred or be occurring.
Section 3.5Conditions Precedent to the Closing Obligations of Seller. The obligation of Seller to proceed with the Closing contemplated hereby is subject to the fulfillment or waiver (by the Seller, in its absolute discretion, by written notice to the Buyer) on or prior to the Closing Date of all of the following conditions:
(a)Buyer shall have delivered to Seller each of the documents described in Section 3.2.
(b)The representations and warranties of Buyer contained in ARTICLE 5 of this Agreement shall be true and correct without regard to any qualification respecting materiality or Material Adverse Effect on and as of the Closing Date except in such circumstances as shall not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, and the covenants and agreements of Buyer to be performed on or before the Closing Date shall have been performed in all material respects in accordance with this Agreement.
(c)Buyer shall have obtained and provided copies to Seller of all of Buyer’s Consents required for the Closing listed on Schedule 5.5.

(d)Buyer shall have obtained and provided a copy to Seller of the Required Regulatory Approvals.
(e)Buyer shall have completed the Initial Closing of the transactions contemplated by Transmission Acquisition Agreement (as such term is defined therein).
(f)Buyer shall have delivered the Purchase Price as provided in ARTICLE 2 hereof.
(g)All Owners and Project Users shall have either declined to exercise or executed a waiver substantially in the form attached hereto as Exhibit J with respect to their rights of first refusal contained in Section 24 of the Ownership and Operation Agreement.
(h)No order or, decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Colstrip 4 Interests contemplated herein shall have been issued and remain in effect (each Party agreeing to use its Commercially Reasonable Efforts to have any such order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority which prohibits the consummation of the sale of the Colstrip 4 Interests.
Section 3.6Failure to Close. In the event of any failure to satisfy or waive the conditions precedent set forth in Section 3.4 or Section 3.5, the termination and other provisions of ARTICLE 9 shall govern to the extent applicable.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER
As of the date of this Agreement, Seller hereby represents and warrants to Buyer that the statements contained in this ARTICLE 4 (as modified and supplemented by the disclosure schedule delivered to Buyer by Seller contemporaneously herewith setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express informational requirement contained in or requested by a provision of this ARTICLE 4, or as an exception to one or more representations or warranties contained in this ARTICLE 4 (the “Disclosure Schedule” or “Schedule”)) are true and correct, provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission by a Party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to the Seller. The Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this ARTICLE 4; provided, however, the disclosures in any section or paragraph of the Disclosure Schedule shall qualify as disclosures pursuant to any other sections or paragraphs under the Agreement where such disclosure is reasonably apparent on the face of such disclosures, whether or not repeated under any section number where such disclosure might be deemed appropriate.
Section 4.1Organization and Good Standing. Seller is a public utility corporation duly organized and validly existing under the laws of the State of Washington and each other jurisdiction where such qualification is required, except where the failure to be so qualified has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.2Authority. Seller has all requisite power and authority to own, and to carry on its businesses related to, the Colstrip 4 Interests as now being conducted. Seller has all requisite power and authority and as of the Closing will have obtained all other applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions necessary to execute and deliver this Agreement and the Closing Documents, and to perform its obligations hereunder and thereunder. The execution, delivery, and performance of this Agreement and the Closing Documents, when executed and delivered in accordance herewith, and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Seller.
Section 4.3Enforceability. This Agreement has been, and the Closing Documents, when executed and delivered in accordance herewith, will be, duly and validly executed and delivered by Seller and, assuming due and valid authorization, execution and delivery hereof by Buyer, is a valid and binding agreement of Seller, enforceable against it in accordance with their respective terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application from time to time in effect that affect creditors’ rights generally, (b) general principles of equity, and (c) the power of a court to deny enforcement of remedies generally based upon public policy.
Section 4.4Title to Colstrip 4 Interests. Seller owns the Colstrip 4 Interests free and clear of all Liens, other than Permitted Liens and those liens set forth on Schedule 4.4 (which will be terminated or released as of the Closing).
Section 4.5No Violation or Breach. Except as set forth in Schedule 4.5, and assuming that all of the Required Regulatory Approvals and Seller’s Consents have been obtained, neither the execution and delivery of this Agreement nor the Closing Documents, nor the consummation of the transactions contemplated hereby or thereby and performance of the terms and conditions hereof or thereof by Seller will result in a violation or breach of, or default under, (a) any provision of the organizational documents of Seller and any indenture or (b) any Material Contract under which Seller or the assets comprising Colstrip 4 Interests is bound, except with regard solely to clause (b), any violation, breach or default that would not have a Material Adverse Effect.
Section 4.6Consents. No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement or the Closing Documents by Seller or for, or in connection with, the consummation of the transactions and performance of the terms and conditions contemplated hereby and thereby by Seller except for (a) the Required Regulatory Approvals; (b) the third-party consents, filings, and notices set forth on Schedule 4.6, and (c) immaterial consents, approvals, authorizations, permits, filings or notices. Neither the execution and delivery of this Agreement or the Closing Documents nor the consummation of the transactions and performance of the terms and conditions hereof or thereof by Seller requires the consent, approval, authorization or permit of the MPSC or the Montana Consumer Counsel.

Section 4.7Material Contracts. Except as set forth on Schedule 4.7, Seller is not party to any contract reasonably necessary for Buyer’s use of the Colstrip 4 Interests after Closing to which Buyer is not also a party.
Section 4.8No Disputes; Litigation. There is no Action pending, or to Seller’s Knowledge, threatened in writing against Seller, except for Actions that would not have a Material Adverse Effect on Seller’s ability to perform its obligations under the Closing Documents.
Section 4.9Brokerage Fees and Commissions. Neither Seller nor any Affiliate of Seller has incurred any obligation or entered into any agreement for any investment banking, brokerage, or finder’s fee or commission in respect of the transactions contemplated by this Agreement or the Closing Documents for which Buyer or any of Buyer’s Affiliates shall incur any liability.
Section 4.10Bankruptcy. There are no bankruptcy, reorganization, or arrangement proceedings pending against, being contemplated by, or to the Knowledge of Seller threatened against, Seller.
Section 4.11Records. Seller has provided to Buyer copies of any final reports, memoranda, audits, studies, or investigations prepared by Seller’s internal environmental professionals or outside environmental consultants retained by or on behalf of Seller which analyze, quantify, audit, or report on actual or potential environmental issues, conditions, or Environmental Liabilities connected with the Colstrip 4 Interests, other than any documents protected by the attorney-client privilege or work-product prepared for litigation or in anticipation of litigation at the direction of counsel.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER
As of the date of this Agreement and as of the Closing Date, Buyer represents and warrants to Seller as follows and, except as expressly set forth to the contrary herein, acknowledges that the Seller has entered into this Agreement in reliance upon such representations and warranties:
Section 5.1Organization and Qualification. Buyer is a corporation, duly incorporate, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority and all necessary permits to carry on its business as now being conducted.
Section 5.2Authority. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Closing Documents and to perform its obligations hereunder and thereunder. The execution, delivery, and performance of this Agreement and the Closing Documents, when executed and delivered in accordance herewith, and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Buyer.

Section 5.3Enforceability. This Agreement has been and, when executed and delivered in accordance herewith, the Closing Documents will be, duly and validly executed and delivered by Buyer and constitute valid and binding obligations of Buyer enforceable against it in accordance with their respective terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other similar Laws of general application from time to time in effect that affect creditors’ rights generally, (b) general principles of equity, and (c) the power of a court to deny enforcement of remedies generally based upon public policy.
Section 5.4No Violation or Breach. Neither the execution and delivery of this Agreement or the Closing Documents nor the consummation of the transactions and performance of the terms and conditions hereof or thereof by Buyer will (a) result in a violation or breach of any provision of the certificate of incorporation, bylaws or other similar governing documents of Buyer or any material agreement, indenture or other instrument under which Buyer is bound or (b) violate any applicable Law other than such violations as would not, individually or in the aggregate, have a Material Adverse Effect.
Section 5.5Consents. No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement or the Closing Documents by Buyer or for, or in connection with, the consummation of the transactions and performance of the terms and conditions contemplated hereby and thereby by Buyer, except for (a) the Required Regulatory Approvals; (b) the third-party consents, filings, and notices set forth on Schedule 5.5, and (c) consents, approvals, authorizations, permits, filings, or notices that, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect.
Section 5.6No Disputes; Litigation. There is no Action pending, or to Buyer’s Knowledge, threatened in writing against Buyer, except for Actions that would not have a Material Adverse Effect on Buyer’s ability to perform its obligations under the Closing Documents.
Section 5.7Brokerage Fees and Commissions. Neither Buyer nor any Affiliate of Buyer has incurred any obligation or entered into any agreement for any investment banking, brokerage, or finder’s fee or commission in respect of the transactions contemplated by this Agreement or the Closing Documents for which Seller or any of the Seller’s Affiliates shall incur any liability.
Section 5.8Bankruptcy. There are no bankruptcy, reorganization, or arrangement proceedings pending against, being contemplated by, or to the Knowledge of Buyer threatened against, Buyer.
Section 5.9Regulatory Matters.
(a)Buyer represents that its acquisition of the Colstrip 4 Interests would not reasonably be expected to result in (i) a denial of any Required Regulatory Approvals primarily based upon Buyer’s ability to exercise horizontal or vertical market power or (ii) a denial of any Required Regulatory Approvals primarily based upon any increase in Buyer’s horizontal or vertical market power in the NorthWestern balancing authority area using the standards adopted by FERC in Order No. 697.
(b)Buyer represents that it does not need approval from any Governmental Authority, other than the Required Regulatory Approvals, to acquire the Colstrip 4 Interests.
ARTICLE 6
ACCESS AND CONFIDENTIALITY
Section 6.1General Access.
(a)Seller shall, until the Closing Date (or the earlier termination of this Agreement), (i) cooperate in facilitating reasonable access by Buyer to all of Seller’s books, records, contracts, agreements, files, personnel, offices and other facilities and properties, in each case, of Seller, related to the Colstrip 4 Interests and to, (ii) permit Buyer to make such copies and inspections thereof as Buyer may reasonably request, and (iii) furnish Buyer with such financial and operating data and other information with respect to the Colstrip 4 Interests as Buyer may from time to time reasonably request; provided, that any such access shall be conducted at Buyer’s expense, at a reasonable time and on reasonable notice, under the reasonable supervision of Seller’s or Operator’s personnel, as appropriate, and in such a manner as to maintain the confidentiality of such information, this Agreement, and the transactions contemplated hereby and not to interfere with the normal operation of the business of Seller or the Colstrip 4 Interests; and provided, further, that Buyer and its representatives shall comply with all applicable safety rules, regulations and procedures implemented by Seller or Operator, as the case may be. Seller further agrees to cooperate in facilitating the provision of information by the Operator and its employees of such financial, operating, environmental, and other information with respect to the Colstrip 4 Interests as Buyer may reasonably request.
(b)In addition to Section 6.1(a) above, Seller specifically agrees to facilitate Buyer’s environmental due diligence by promptly providing Buyer copies of any documents prepared by Seller’s internal environmental professionals or outside environmental consultants retained by or on behalf of Seller which analyze, quantify, audit, or report on actual or potential environmental issues, conditions, or Environmental Liabilities connected with the Colstrip 4 Interests.
(c)Nothing in this ARTICLE 6 shall be construed to permit Buyer or its representatives to have access prior to the Closing to (i) any files, records, contracts, or documents of Seller not relating to the Colstrip 4 Interests, (ii) any bids or offers received by Seller for the sale of any of the Colstrip 4 Interests, it being agreed that all such bids or offers shall be the sole property of Seller, (iii) any jeopardize any attorney-client or other privilege as determined by Seller’s sole discretion.
Section 6.2Confidential Information. Buyer and Seller agree to maintain in confidence all information made available to it under this Agreement and to cause their respective officers, directors, agents, employees, representatives, consultants, and advisors to maintain in confidence all information made available to them under this Agreement, all as provided in that certain Mutual Non-Disclosure Agreement between Buyer and Seller dated July 19, 2019 (the “Confidentiality Agreement”), and the terms of which are incorporated herein by reference and made a part of this Agreement; provided that the Confidentiality Agreement shall terminate upon Closing or two years following the date hereof. In the event that terms of the Confidentiality Agreement and this Agreement conflict, the terms of the Confidentiality Agreement shall control.
ARTICLE 7
COVENANTS OF SELLER AND BUYER
Section 7.1Conduct of Business Pending Closing. Seller covenants and agrees that:
(a)Exclusivity. Upon execution of this Agreement and except as noted below, Seller grants Buyer the exclusive right to acquire the Colstrip 4 Interests until the earlier of the Closing or termination of this Agreement. During such exclusivity period, Seller agrees to: (i) deal with Buyer, or its representatives, exclusively with regard to all aspects of the acquisition of the Colstrip 4 Interests, and (ii) refrain, directly or indirectly, from soliciting, initiating, encouraging, or engaging in any discussions or negotiations with any Person or entering into any agreement, commitment, understanding or transaction with any Person concerning any proposal regarding the acquisition of the Colstrip 4 Interests, or providing any business, financial or other information relating to any such transaction to any person or entity. Notwithstanding the foregoing, Buyer and Seller acknowledge and agree that nothing in this Section 7.1 or elsewhere in this Agreement shall restrict or impair Seller’s right or obligation to provide a right of first refusal to the Project Users under the Ownership and Operation Agreement pursuant and subject to Section 7.9. Notwithstanding this Section 7.1(a), nothing in this Section 7.1 shall be construed as limiting the termination rights of the Buyer or Seller under ARTICLE 9 or Buyer’s or Seller’s rights if any party shall exercise such right of first refusal.
(b)Conduct of Business. Pending the Closing, and taking into consideration the fact that the Seller is not the Operator and except as provided for in Section 7.1(a) or as reasonably necessary under emergency circumstances (or if required or prohibited pursuant to applicable Law or the Ownership and Operation Agreement), and always subject to and consistent with the extent of Seller’s rights and limitations under the Ownership and Operation Agreement, Seller shall comply with the following:
(i)Seller shall conduct its business related to the Colstrip 4 Interests, and utilize its Commercially Reasonable Efforts to cause the Colstrip 4 Interests to conduct its business in a manner which assumes the long-term operation of Colstrip Unit 4, in the ordinary course in accordance with past practice, and not make any material change with respect thereto;
(ii)Seller shall comply in all material respects with the Ownership and Operation Agreement;
(iii)Seller shall take all Commercially Reasonable Efforts to preserve and protect the Colstrip 4 Interests subject to the terms of the Ownership and Operation Agreement and applicable Laws;
(iv)With respect to any approvals of the Committee: (A) Buyer, following its good faith consideration of Seller’s input regarding any matters concerning the Colstrip 4 Interests to be voted upon under the Ownership and Operation Agreement, shall direct all of Seller’s votes in connection with the Colstrip 4 Interests, (B) Seller shall continue to vote on its own behalf in connection with its votes arising from its ownership interest in Colstrip Units 1 & 2 and Colstrip Unit 3 and (C) Buyer and Seller shall consult with each other in good faith regarding any issues regarding both Colstrip Unit 3 and Colstrip Unit 4 and/or Common Facilities prior to voting.
(v)except as set forth on Schedule 7.1, Seller shall not assign, terminate, amend, give any consent with respect to or waive any rights under, in any material respect, any Material Contract;
(vi)Seller shall not take any action or enter into any commitment with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization, or other winding up of its business or operations related to the Colstrip 4 Interests, except as required by applicable Laws;
(vii)Seller shall not grant any express further Lien on any of the Colstrip 4 Interests, except for Permitted Liens, those Liens that will be terminated, without cost to Buyer, at Closing;
(viii)Seller shall provide prompt written disclosure to the Buyer of all relevant information which comes to the attention of the Seller in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a breach of any of the Seller’s representations and warranties set forth in ARTICLE 4; and
Section 7.2Public Announcements. Without the prior written approval of the other Party, no Party shall issue, or permit any agent or Affiliate of such Party to issue, any press releases or otherwise make, or cause any agent or Affiliate of such Party to make, any public statements with respect to this Agreement or the Closing Documents or the transactions contemplated hereby or thereby, except when and to the extent that such release or statement is deemed in good faith by the releasing Party to be required to obtain the Required Regulatory Approvals or by applicable Law or under the applicable rules and regulations of a stock exchange or market on which the securities of the releasing Party or any of its Affiliates are listed. In each case to which such exception applies, the releasing Party will use its reasonable efforts to provide a copy of such release or statement to the other Party and incorporate any reasonable changes which are suggested by the non-releasing Party prior to releasing or making the statement.
Section 7.3Actions by Parties. Each Party agrees to use Commercially Reasonable Efforts to satisfy the conditions to the Closing set forth in Sections 3.4 and 3.5; provided, however, that neither Buyer nor Seller shall be deemed to have breached its obligations under Section 6.2, Section 7.2 or this Section 7.3 by pursuing the discussions with the MPSC or the Washington Utilities and Transportation Commission or by making any required filings in connection with obtaining the Required Regulatory Approvals.

Section 7.4Further Assurances. Seller and Buyer each agree that from time to time after the Closing, it will execute and deliver or cause its respective Affiliates to execute and deliver such further agreements, certificates, documents or opinions and take (or cause its respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. If at any time any Party shall reasonably request any further action by any other Party to carry out the purposes of this Agreement and the Closing Documents or to further effectuate the transactions contemplated hereby, such other Party, shall promptly take such action (including the prompt execution and delivery of further instruments and documents).
Section 7.5Records.
(a)Maintenance. Buyer agrees to maintain the Records in accordance with its records retention policy as maintained in compliance with applicable Laws and Buyer’s past practices, or if any of the Records pertain to any claim or dispute pending on the date upon which such records would be destroyed pursuant to Buyer’s records retention policy, Buyer shall maintain any of the Records designated by Seller until such claim or dispute is finally resolved and the time for all appeals has been exhausted. Buyer shall give Seller reasonable notice and an opportunity to retain any Records relating to Taxes in the event that Buyer determines to destroy or dispose of them during such period. After the Closing Date, except as might result in a waiver of any attorney/client, work product or like privilege or violate applicable Laws, Buyer shall provide Seller and its representatives during normal business hours, and upon reasonable notice, reasonable access to, and the right to copy, the Records existing as of the Closing Date, at Seller’s cost and expense, for the purposes of
(i)complying with any applicable Law affecting Seller’s ownership of the Colstrip 4 Interests prior to the Closing Date;
(ii)preparing any audit of the books and records of any third party relating to Colstrip Unit 4 prior to the Closing Date, or responding to any audit prepared by such third parties;
(iii)preparing Tax Returns;
(iv)responding to or disputing any audit, examination, claim or other proceeding in respect of Taxes; or
(v)asserting, defending, or otherwise dealing with any inquiry, investigation, claim or dispute under this Agreement or with respect to the Colstrip 4 Interests.
(b)Privilege. Buyer shall not after the Closing Date intentionally waive the attorney/client, work product, or like privilege of Seller or its Affiliates with respect to any of the Records existing as of the Closing Date, without Seller’s prior written consent.
Section 7.6Regulatory and Other Authorizations and Consents Filings.

(a)General. Each Party shall use Commercially Reasonable Efforts to obtain all authorizations, consents, orders, and approvals of, and to give all notices to and make all filings with, all Governmental Authorities and third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations under, this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such authorizations, consents, orders, and approvals, giving such notices, and making such filings.
(b)Required Regulatory Approvals. Without limiting the generality of the undertakings pursuant to Section 7.6(a) above, each Party shall (i) use its Commercially Reasonable Efforts to: gather and obtain all necessary information to complete its respective filings in connection with the Required Regulatory Approvals (including all reports, studies, and exhibits related thereto); consult with the other Party regarding any such filings, consider and incorporate all reasonable comments (if any) submitted by the other Party or its representatives; and the Parties shall make such filings as soon as practicable following the execution and delivery of this Agreement, if not already completed; (ii) prior to and during the pendency of any notice and approval period with respect to such filings, (A) consult with the other Party prior to providing any supplemental information to the applicable regulatory authority and provide prompt written notice to the other Party of all discussions and correspondence with the applicable regulatory authorities that reasonably relates to or bears upon such filings, and (B) use all Commercially Reasonable Efforts and act in good faith to expedite and obtain the Required Regulatory Approvals. In furtherance and not in limitation of the foregoing, each of the Parties agrees to use its Commercially Reasonable Efforts to applications with any applicable Governmental Authority whose approval is required in connection with the consummation of the purchase by Buyer of the Colstrip 4 Interests as promptly as practicable following the date of this Agreement, the date of which shall be mutually agreed upon by Buyer and Seller.
(c)Transfer. If the transfer of any instrument, contract, license, lease, permit, or Material Contract to Buyer hereunder shall require the consent of any party thereto other than Seller, then such item shall not be assigned to or assumed by Buyer, if an actual or attempted assignment thereof would constitute a breach thereof or default thereunder. In such case, Seller and Buyer shall cooperate and each shall use Commercially Reasonable Efforts to obtain such consents to the extent required by such other parties and, if and when any such consents are obtained, to transfer the applicable instrument, contract, license, lease, permit, or Material Contract. If any such consent cannot be obtained, Seller shall, at Buyer’s expense, cooperate in any commercially reasonable arrangement designed to obtain for Buyer all benefits, obligations and privileges of the applicable instrument, contract, license, lease, permit, or document. Buyer shall indemnify and hold harmless the Seller from any and all Losses arising from or related to Seller’s actions taken pursuant to the Buyer’s request and/or direction (or such non-action as requested and/or directed by the Buyer, as the case may be) pursuant to this Section 7.6(c). Notwithstanding the foregoing, the indemnification provisions of this Section 7.6(c) shall not apply to any actions taken by Seller with regard to the Ownership and Operation Agreement.
(d)Third Party Consents. Seller shall use its Commercially Reasonable Efforts, and Buyer shall use its Commercially Reasonable Efforts to assist Seller, in obtaining any and all consents of third parties and Governmental Authorities necessary or advisable in connection with the transactions contemplated by this Agreement and the Closing Documents, including the provision by Buyer to such third parties and Governmental Authorities of such publicly available financial statements and other publicly available financial information with respect to Buyer and its parent company or companies as such third parties or Governmental Authorities may reasonably request.
Section 7.7Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the Closing Documents and the transactions contemplated hereby, shall be paid by the Party incurring such fee or expense, whether or not the Closing shall have occurred.
Section 7.8Tax Matters.
(a)After the Closing Date, Buyer and Seller shall provide each other with such cooperation and information related to Colstrip Unit 4 and the Colstrip 4 Interests as the Parties reasonably may request in (i) filing any Tax Return, amending any Tax Return or claiming any Tax refund, (ii) determining any liability for Taxes or any right to Tax refunds or (iii) conducting or defending any audit, examination, claim or other proceeding in respect of Taxes. Seller and Buyer shall retain all Tax Returns, schedules and work papers, and all material records and other documents related thereto until the expiration of the statute of limitations for the taxable years to which such Tax Returns and other documents relate.
(b)Buyer and Seller each shall be responsible under applicable Law for payment of fifty percent (50%) of all Transfer Taxes. The Party responsible for preparing any Tax Returns or other documentation relating to such Transfer Taxes shall prepare and file such Tax Returns or other documentation; provided, however, that to the extent required by applicable Law, the other Party shall join in the execution of any such Tax Returns and other documentation relating to such Transfer Taxes. The Party responsible for preparing and filing any such Tax Return or other documentation shall provide to the other Party copies of each such Tax Return or other documentation at least fifteen (15) days prior to the date on which such Tax Return is required to be filed.
(c)In the event of any conflict between the provisions of ARTICLE 8 of this Agreement and this Section 7.8 or Section 2.4, the provisions of this Section 7.8 and Section 2.4 shall control.
Section 7.9Right of First Refusal. Without limiting the generality of the undertakings pursuant to Section 7.3 above, Seller shall use its Commercially Reasonable Efforts to: (a) within five (5) Business Days of the date hereof, notify the Owners and Project Users concerning their execution of a waiver substantially in the form attached hereto as Exhibit J with respect to their rights of first refusal contained in Section 24 of the Ownership and Operation Agreement, (b) use its Commercially Reasonable Efforts to satisfy the condition to the Closing set forth in Section 3.5(g), and (c) keep Buyer reasonably informed in respect of the status and substance of such discussions, including by providing copies of all relevant correspondence to Buyer. Seller shall immediately notify Buyer if at any time any Project User or Owner shall exercise or indicate their intent to exercise any such right of first refusal. Seller shall (x) as soon as practicable, but in any event no later than [date], notify Buyer in writing that the condition set forth in Section 3.5(g) has been satisfied (the “ROFR Resolution Notice”), or (y) no later than one hundred twenty (120) days after the date hereof, notify Buyer in writing that the condition set forth in Section 3.5(g) has not yet been satisfied.
Section 7.10Updates to Disclosure Schedules. From time to time prior to and up to three (3) days prior to the Closing Date, Seller shall provide written notice to Buyer of any fact, matter, condition, event or circumstance that occurs following the date of this Agreement and that, individually or in the aggregate, renders Seller unable, without amending the Disclosure Schedules, to satisfy the condition precedent under Section 3.4(b) (each, an “Update”). For the avoidance of doubt, the uploading of documents to the electronic data site of Seller related to the Colstrip 4 Interests or other delivery of documents to Buyer or Seller, as applicable, shall not constitute written notice of an Update. In the event that Buyer does not terminate this Agreement pursuant to Section 9.1(d)(i) following delivery of such Update, then Seller shall be permitted to update the applicable Schedule(s) to properly reflect the fact, matter, condition, event or circumstance disclosed to Buyer in such Update, and the applicable representations and warranties of Seller set forth in this Agreement made following the Update shall be subject to the Schedules attached hereto, as modified or amended by such Update, for purposes of satisfying the conditions to Closing set forth in Section 3.4; provided, that, if the Closing occurs, such Update shall not be deemed to have modified the Schedules for purposes of determining whether there has been a breach of the applicable representations and warranties related to Seller’s indemnification obligations in ARTICLE 8.
Section 7.11Transfers of Interests. If, at any time between the date of this Agreement and one year following the Closing Date, Buyer enters into any contract, agreement, arrangement or other understanding with respect to the purchase of any interests of Colstrip Units 1 & 2, Colstrip Unit 3 or Colstrip Unit 4 on terms (individually or in the aggregate) more favorable to the seller of such interests than the terms as agreed upon in this Agreement (as determined by Seller in its sole discretion), Buyer hereby agrees to amend this Agreement to reflect such more favorable terms in this Agreement.
ARTICLE 8
LIABILITY AND INDEMNIFICATION
Section 8.1Survival. The representations and warranties of Buyer and Seller shall survive until the date that is eighteen (18) months after the Closing Date, except that the Seller Fundamental Representations, the Buyer Fundamental Representations shall each survive Closing indefinitely. Claims for breach of any of the covenants and agreements of the Parties set forth herein must be brought no later than sixty (60) days following the expiration of the applicable statute of limitations applicable to such claims.
Section 8.2AOC and CCR Rules. The Parties shall be responsible for Losses arising from the ownership or operation of the Colstrip 4 Interests, the Project, or the Common Facilities, in each case that are caused by or arise from the AOC and/or CCR Rules based on their respective pre-Closing Date Project Shares; provided, however, to the extent any such Losses increase due to violations of Environmental Laws by the Operator or Owners or Releases of Hazardous Substances that (a) wholly arise or wholly take place after the Closing or (b) commenced prior to Closing but that a reasonable environmental professional would determine substantially all of such violations or Releases of Hazardous Substances occurred after the

Closing, liability with respect to those incremental Losses shall be as set forth in Section 8.6. The Parties specifically recognize that the Project will continue to burn coal and generate coal combustion residuals after Closing, and agree, notwithstanding anything to the contrary in the proviso contained in the prior sentence, that Losses arising from the continued burning of coal and the generation, storage, deposit, and Release of coal combustion residuals, including the deposit of coal combustion residuals into ponds, the dry storage or staging of coal combustion residuals, and any Release of coal combustion residuals or Hazardous Substances resulting from coal combustion residuals from existing ponds, shall not be considered incremental Losses of the sort described in the preceding sentence and shall not decrease Seller’s liability or responsibility for such Losses based on the Parties’ respective pre-Closing Date Project Shares, such that all Losses caused by or arising from the AOC and/or CCR Rules that arise from or are caused by the deposit, storage, generation, staging, or Release of coal combustion residuals shall be based on pre-Closing Date Project Shares without regard to whether such deposit, storage, generation, staging, or Release occurs before or after Closing. Continued operation of the Colstrip 4 Interests consistent with Prudent Utility Practice shall not have any bearing on the allocation of Losses provided for in this Section. Changes in Law, including changes that alter the nature, scope, or expense of obligations and Losses caused by or arising from the AOC and/or the CCR Rules shall not alter or otherwise have any bearing on the allocation of Losses provided for in this Section; provided, that if any changes in Law after the Closing impact the operation of Colstrip Unit 4, Seller’s liability for Losses arising from such impacts on the operation of Colstrip Unit 4 shall be as set forth in Section 8.6.
Section 8.3Decommissioning. The Parties shall be responsible for Losses arising from the decommissioning, mothballing, closure, retirement, deactivation, shut down, deconstruction, removal, or demolition of all or a portion of Colstrip Unit 4, the Project, or the Common Facilities based on their respective pre-Closing Date Project Shares; provided, however, that Seller shall not be responsible for Losses caused by or arising from the decommissioning, mothballing, closure, retirement, deactivation, shut down, deconstruction, removal, or demolition of any buildings constructed after Closing intended to predominantly benefit Colstrip Unit 4. Continued operation of the Colstrip 4 Interests consistent with Prudent Utility Practice shall not have any bearing on the allocation of Losses provided for in this Section. Changes in Law, including changes that alter the nature, scope, or expense of obligations and Losses caused by or arising from the decommissioning, mothballing, closure, retirement, deactivation, shut down, deconstruction, removal, or demolition of all or a portion of the Colstrip 4 Interests, the Project, or the Common Facilities shall not alter or otherwise have any bearing on the allocation of Losses provided for in this Section; provided that if any changes in Law after the Closing impact the operation of Colstrip Unit 4, Seller’s liability for Losses arising from such impacts on Colstrip Unit 4 shall be as set forth in Section 8.6.
Section 8.4Pension Costs. The Parties shall be responsible for Losses arising from pension liabilities that arose prior to Closing or are wholly or partially caused by events, incidents, liabilities, work performed, or conditions from prior to Closing, including claims by the Operator that it has made excess pension contributions, based on their respective pre-Closing Date Project Shares. If some or all of the pensions for those employed at the Project are converted after Closing to annuities, the Parties’ responsibility for any costs to the Owners of such conversions shall be based on the pre-Closing Date Project Shares for that portion of the costs attributable to employment before Closing and based on post-Closing Date Project Shares for that portion of the costs attributable to employment after Closing. Changes in Law shall not have any bearing on the allocation of Losses provided for in this Section.
Section 8.5Other Losses Allocated Based on Pre-Closing Date Project Shares. The Parties specifically agree that they shall be responsible for all Losses arising from or caused by the items listed on Schedule 8.5 based on their respective pre-Closing Date Project Shares. The Parties shall be responsible for Losses arising from the ownership or operation of the Colstrip 4 Interests, the Project, or the Common Facilities, in each case that are not described in Sections 8.2, 8.3, 8.4, or 8.6, and that do not arise from or are not caused by items listed on Schedule 8.5 or Schedule 8.6, but that are caused by or which arise from events, occurrences or conditions which a reasonable environmental professional would determine substantially all of such events, occurrences or conditions took place or existed before Closing based on their respective pre-Closing Date Project Shares; provided, however, to the extent any such Losses increase due to (a) actions taken after Closing by the Operator or Owners, (b) violations of Environmental Laws by the Operator or Owners that wholly arise or wholly take place after Closing or which a reasonable environmental professional would determine substantially all of such violations took place after the Closing or (c) Releases of Hazardous Substances arising from events, occurrences or conditions that wholly arise or take place or which a reasonable environmental professional would determine substantially all of such events, occurrences or conditions took place after the Closing, Seller’s liability with respect to those incremental Losses shall be as set forth in Section 8.6, except that continued operation of the Colstrip 4 Interests consistent with Prudent Utility Practice shall not be deemed an action which gives rise to an increase in Losses. Continued operation of the Colstrip 4 Interests consistent with Prudent Utility Practices shall not have any bearing on the allocation of Losses provided for in this Section. The Parties specifically recognize that the Project will continue to burn coal and generate coal combustion residuals after Closing, and agree, notwithstanding anything to the contrary in the proviso contained in the prior sentence, that Losses arising from the continued burning of coal and the generation, storage, deposit, and Release of coal combustion residuals, including the deposit of coal combustion residuals into ponds, the dry storage or staging of coal combustion residuals, and any Release of coal combustion residuals or Hazardous Substances resulting from coal combustion residuals from existing ponds, shall not reduce Seller’s liability or be deemed an increase in Losses of the sort described in the proviso to the first sentence in this Section. Changes in Law shall not have any bearing on the allocation of Losses provided for in this Section; provided that if changes in Law after the Closing impact the operation of Colstrip Unit 4, Seller’s liability for Losses arising from such impacts on the operations of Colstrip Unit 4 shall be as set forth in Section 8.6.
Section 8.6Losses Allocated Based on Post-Closing Date Project Shares. The Parties specifically agree that they shall be responsible for all Losses arising from or caused by the items listed on Schedule 8.6 based on their respective post-Closing Date Project Shares. The Parties shall be responsible for Losses arising from the ownership or operation of the Colstrip 4 Interests, the Project, or the Common Facilities, in each case that are not governed by Sections 8.2, 8.3, 8.4, or 8.5, and that do not arise from or are not caused by items listed on Schedule 8.5 or Schedule 8.6, but that are wholly caused by or arise wholly from events or occurrences which take place, or which a reasonable environmental professional would determine substantially all of such events or occurrences took place, after Closing based on their respective post-Closing Date Project Shares.

Section 8.7Disagreements Regarding Causes of Losses. If the Parties are unable to agree as to how Sections 8.2 through 8.6 apply to the allocation of liability for particular Losses, the Parties agree in the first instance to attempt to settle such disagreement by mutual discussion between executives from both Parties. Within seven (7) Business Days of the receipt by either Party of a notice from the other Party of the existence of a disagreement referring to this ARTICLE 8 (the “Allocation Dispute Notice”), the receiving Party shall reply with a written response (an “Allocation Dispute Notice Response”). Both the Allocation Dispute Notice and the Allocation Dispute Notice Response shall include (a) a statement of the relevant Party’s position with regard to the Dispute and a summary of arguments supporting such position; and (b) the name and title of the executive who will represent that Party in attempting to resolve the Dispute pursuant to this Section 8.7. Within seven (7) Business Days of delivery of the Allocation Dispute Notice Response, the designated executives shall meet and attempt to resolve the disagreement. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations or offers made by the Parties during such negotiations shall be admissible for any purpose in any subsequent proceedings.
Section 8.8Resolution if Executive Negotiations Do Not Succeed.
(a)If any disagreement is not resolved within thirty (30) Days of receipt of an Allocation Dispute Notice pursuant to Section 8.7, then, upon either Party’s request, the Parties shall jointly retain an independent third-party consultant (with expertise in the subject matter giving rise to the liability) to promptly determine whether the events or occurrences that caused or gave rise to the Losses in question fit within the scope of Section 8.2, Section 8.3, Section 8.4, Section 8.5 (including Schedule 8.5), or Section 8.6 (including Schedule 8.6), and how such Losses are to be allocated based on the application of those sections. To the extent permitted by law, the Parties shall provide for the confidentiality of the independent third-party consultant’s determination, and each Party shall pay half of the consultant’s fees and costs. The determination of the third-party consultant shall be final and binding on the Parties and is not subject to review in other arbitration or in court. Apportionment of liability disputes described in this Section shall be resolved using this procedures and requirements set forth in this Section (and the subsections below) and not using the procedures provided for in ARTICLE 10 of this Agreement.
(b)The independent third-party consultant shall agree to act as an impartial and neutral arbitrator in carrying out the duties set forth herein. The independent third-party consultant shall carry out his or her duties based on the standard procedures used by consultants researching or investigating matters in the industry in question, and not by using processes that are quasi-judicial in nature. In particular, the independent third-party consultant shall not be required to hold a hearing. The Parties shall jointly submit written background information to the independent third-party consultant, and shall then cooperate in responding to follow-up questions and requests for documents from the independent third-party consultant. If the independent third-party consultant asks to conduct a site visit and/or interview Colstrip personnel, the Parties shall cooperate in facilitating such a site visit and/or interviews, including by jointly making requests to the Operator. The independent third-party consultant shall not communicate to either Party without also including or copying the other Party in such conversation or exchange. The independent third-party consultant shall provide his or her determination in a written report that is to be transmitted to both Parties.
(c)If the Parties are unable to agree on an independent third-party consultant, each Party shall appoint one third-party consultant, each of whom shall agree to serve impartially and independently, and then the two consultants so appointed shall themselves find and appoint a third consultant who agrees to serve as the independent third-party consultant contemplated by this Section under the procedures and requirements set forth in this Section.
Section 8.9Indemnification By Seller. Seller shall indemnify, save and hold harmless, Buyer, its Affiliates, and their respective Representatives from and against any and all Losses, costs, losses, liabilities (including liabilities arising under principles of strict or joint and several liability), damages, lawsuits, deficiencies, claims and expenses (whether or not arising out of Third Party Claims), including interest, penalties, additions, travel expenses, wages allocable to loss of employee time, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, the “Damages”), incurred in connection with or arising out of or resulting from:
(a)any breach or inaccuracy in any of the representations or warranties of Seller contained in this Agreement, any Closing Document to which Seller is a party or any certificate delivered by or on behalf of Seller pursuant to this Agreement (any such breach or inaccuracy to be determined without regard to any qualification for “materiality,” “in all material respects” or similar qualification);
(b)any breach or violation of any covenant, agreement or other obligation of Seller set forth in this Agreement or any Closing Document to which Seller is a party;
(c)if the Closing has occurred, any failure by Seller to pay, perform or discharge any Retained Liabilities as and when due;
(d)if the Closing has occurred, any failure by Seller to pay, perform or discharge any Retained Liability as and when due;
(e)if the Closing has occurred, any liability, obligation or commitment of Seller of any nature (absolute, accrued, contingent or otherwise) relating to the Colstrip 4 Interests and not assumed;
(f)Seller’s portion of any Transfer Taxes in accordance with Section 7.8(b);
(g)any fraud, willful misconduct or gross negligence in connection with this Agreement by Seller or its Affiliates; or
(h)any claim by a third-party or liability to a third-party, including a current or former Project User, to the extent it seeks to hold Buyer responsible for more than the share of any Losses provided for in Sections 8.2 through 8.6 above.

Section 8.10Indemnification By Buyer. Buyer shall indemnify, save and hold harmless, Seller, its Affiliates, and their respective Representatives from and against any and all Damages incurred in connection with or arising out of or resulting from:
(a)any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement or any Closing Document to which Buyer is a party;
(b)any breach or violation of any covenant, agreement or obligation of Buyer set forth in this Agreement or any Closing Document to which Buyer is a party;
(c)if the Closing has occurred, any failure of Buyer to pay, discharge or perform any of the Assumed Liabilities as and when due;
(d)Buyer’s portion of any Transfer Taxes in accordance with Section 7.8(b);
(e)any fraud, willful misconduct or gross negligence in connection with this Agreement by Buyer; or
(f)any claim by a third-party or liability to a third-party, including a current or former Project User, to the extent it seeks to hold Seller responsible for more than the share of any Losses provided for in Sections 8.2 through 8.6 above.
Section 8.11Third Party Claims.
(a)Promptly after receipt by a Party of notice of the commencement of any Action by a third party (a “Third Party Claim”) with respect to any matter for which indemnification is or may be owing pursuant to Section 8.9 or Section 8.10 hereof (such Party making a claim under this ARTICLE 8, an “Indemnified Party”), the Indemnified Party will give notice thereof to Buyer or Seller, as applicable (the “Indemnifying Party”); provided, however, that the failure of the Indemnified Party to notify the Indemnifying Party will not relieve the Indemnifying Party of any of its obligations hereunder, except to the extent that the Indemnifying Party demonstrates that the defense of such Third Party Claim has been actually prejudiced by the Indemnified Party’s failure to give such notice.
(b)If any Action referred to in this Section is brought against an Indemnified Party and the Indemnified Party gives notice to the Indemnifying Party of the commencement of such Action, the Indemnifying Party will be entitled to participate in such Action, and (unless (x) the Indemnifying Party is also a party to such Action and the Indemnified Party determines in good faith that joint representation would be inappropriate upon the advice of outside counsel that a conflict of interest exists between the Indemnified Party and the Indemnifying Party with respect to such Action, or (y) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Action and provide indemnification with respect to such Action) may assume the defense of such Action with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Action, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section for any fees of other counsel with respect to the defense of such Action, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Action.

(c)If the Indemnifying Party is entitled to and assumes the defense of an Action, no compromise or settlement of such claims or Action may be effected by the Indemnifying Party without the Indemnified Party’s written consent unless (i) there is no effect on or grounds for the basis of any other claims that may be made against the Indemnified Party, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (iii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims or Action. Notwithstanding the assumption by the Indemnifying Party of the defense of any claim or Action, the Indemnified Party will be permitted to join in such defense and to employ counsel at its own expense.
(d)Notwithstanding the foregoing, if the Indemnified Party determines in good faith that there is a reasonable probability that an Action may result in the Indemnified Party or its Affiliates having to pay monetary Damages for which it would not be entitled to indemnification under this Agreement or having to perform specific performance, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Action, but the Indemnifying Party will not be bound by any compromise or settlement thereof effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned).
(e)The Indemnifying Party and the Indemnified Party agree to provide each other with reasonable access during regular business hours to the properties, books and records and representatives of the other, as reasonably necessary in connection with the preparation for an existing or anticipated Action involving a Third Party Claim and its obligations with respect thereto pursuant to this Article.
Section 8.12Direct Claims.
(a)The following procedures will apply to any claim for indemnification by an Indemnified Party that does not involve a Third Party Claim.
(b)An Indemnified Party will deliver a notice to the Indemnifying Party (a “Notice of Claim”) as soon as practicable, but in no event later than sixty (60) days, after the Indemnified Party determines that it is or may be entitled to indemnification pursuant to this Agreement; provided, however, that failure to provide notice will not prejudice the Indemnified Party’s right to indemnity, except to the extent the Indemnifying Party prejudiced by the Indemnified Party’s failure to give such notice.
(c)If the Indemnifying Party disputes (x) its obligation to indemnify the Indemnified Party in respect of any indemnification claim set forth in a Notice of Claim, or (y) the amount of such indemnification claim set forth in a Notice of Claim (the “Indemnity Claim Amount”), a dispute notice (“Indemnification Dispute Notice”) will be given as soon as practicable, but in no event later than thirty (30) days, after the Notice of Claim. If no Indemnification Dispute Notice is given within such thirty (30) day period, the validity of the claim for indemnification and the amount of such claim, each as set forth in the Notice of Claim, will be deemed to be agreed, effective on the first (1st) day following such thirty (30) day period, and the amount of such claim as set forth in the Notice of Claim will immediately be payable by the Indemnifying Party. If an Indemnification Dispute Notice is given within such thirty (30) day period, then:

(d)The portion, if any, of the amount of such claim which is not disputed in the Indemnification Dispute Notice will immediately be payable by the Indemnifying Party.
(e)Buyer and Seller will negotiate in good faith to settle the dispute, and the portion, if any, of the claim amount which Buyer and Seller agree in writing is payable will be immediately payable by the Indemnifying Party.
(f)If Buyer and Seller are unable to resolve any portion of the Indemnity Claim Amount within two (2) months following the date the Indemnification Dispute Notice is given, either Buyer or Seller may initiate proceedings in accordance with Section 8.7 to obtain resolution of the dispute.
(g)If neither Buyer nor Seller initiates legal or arbitration proceedings in respect of the dispute within twelve (12) months following the date the Indemnification Dispute Notice is given, the portion of the claim amount which is disputed will not be payable, and the Indemnified Party will have no further right, under this Agreement, to seek to recover such amount from the Indemnifying Party.
(h)If Buyer or Seller initiates legal proceedings within the twelve (12) month period specified in Section 8.12(g), the amount, if any, determined in a written final order of a court of competent jurisdiction or final non-appealable decision of an arbitrator (“Final Order”) as payable by the Indemnifying Party will be payable by the Indemnified Party as of the date of such Final Order.
Section 8.13Acknowledgement. Seller and Buyer each acknowledge that (a) only representations, warranties, covenants or agreements expressly made in this Agreement or the Closing Documents will be deemed to be representations, warranties, covenants or agreements for purposes of this Agreement, and (b) neither Party has relied on any representation, warranty, covenant or agreement not expressly made in this Agreement or the Closing Documents in consummating the transactions herein.
ARTICLE 9
TERMINATION AND REMEDIES
Section 9.1Methods of Termination. This Agreement and the transactions contemplated hereby may be terminated prior to the Closing Date as follows:
(a)at any time by mutual written agreement of Seller and Buyer; or
(b)by either Seller or Buyer upon the material breach of this Agreement by the other, to be effective, if curable, upon the breaching Party’s failure to cure within five (5) Business Days of notice given, and if incurable, upon notice given, provided that the Party seeking to terminate has complied with and fulfilled its obligations and undertakings under this Agreement in all material respects; or
(c)by Seller, in the following events:

(i)at any time after any final, non-appealable decision is made by the applicable Governmental Authority denying any Required Regulatory Approval requested by the Seller or failing to reasonably meet the request of the Seller in all material respects; or
(ii)at any time after [December 31, 2020] if the Closing has not yet occurred;
provided further, that the event triggering Seller’s termination right did not result from the failure by Seller to fulfill any undertaking or commitment provided for herein on the part of Seller that is required to be fulfilled on or prior to the Closing Date or any such applicable date.
(d)by Buyer, in the following events:
(i)if a fact, matter, condition, event or circumstance first disclosed in an Update from Seller has had or would reasonably be expected to have a Material Adverse Effect; provided, that (A) Buyer has given Seller at least fifteen (15) Business Days’ prior notice of the intent to terminate and (B) Seller has not cured such Material Adverse Effect during such fifteen (15) Business Day period;
(ii)at any time after any final, non-appealable decision is made by the applicable Governmental Authority denying any Required Regulatory Approval requested by the Buyer or failing to reasonably meet the request of the Buyer in all material respects;
(iii)at any time after [December 31, 2020] if the Closing has not yet occurred;
(iv)at any time after [December 31, 2020], if any order or decree by any federal or state court or Governmental Authority exists which would delay or otherwise impair the consummation of the sale of the Colstrip 4 Interests;
(v)at any time if any Project User exercises a right of first refusal offered to it by the Seller (pursuant to the terms of the Ownership and Operation Agreement); or
(vi)if Seller has failed to deliver to the Buyer the ROFR Resolution Notice by within the time specified in Section 7.9;
provided, that the event triggering Buyer’s termination right did not result from the failure by Buyer to fulfill any undertaking or commitment provided for herein on the part of Buyer that is required to be fulfilled on or prior to the Closing Date or any such applicable date.
Section 9.2Effect of Termination. In the event either Party desires to terminate this Agreement pursuant to Section 9.1, written notice thereof shall promptly be given by the terminating Party to the other Party, and this Agreement shall terminate effective as of the later of the date such notice is received (or such later effective date as may be set forth therein) or the expiration of any cure period. If this Agreement is terminated as provided in Section 9.1, all filings, applications and other submissions made to any Governmental Authority with respect to the transactions contemplated by this Agreement and the Closing Documents (other than any filings, applications and other submissions made by Seller that do not involve Buyer) shall, to the extent practicable, be withdrawn from the Governmental Authority to which they were made; and except for those obligations set forth in ARTICLE 6, pursuant to which the Parties shall continue to be bound, no Party shall have any further obligation hereunder; provided, that such termination shall not be construed to limit or waive any right with respect to any breach of this Agreement occurring prior to such termination.
Section 9.3No Liability. There shall be no liability of any shareholder, partner, member, director, officer, employee, advisor or representative of Buyer or Seller or any Affiliate thereof, whether to Buyer or Seller, as the case may be, or any other Person (including any shareholder, partner, member, director, officer, employee, advisor or representative thereof) in connection with any liability or other obligation of Buyer or Seller or any Affiliate thereof, whether hereunder or otherwise in connection with the transactions contemplated hereby.
ARTICLE 10
DISPUTE RESOLUTION
Section 10.1Mutual Discussions. If any dispute or difference of any kind whatsoever shall arise between the Parties in connection with, or arising out of, this Agreement or the Closing Documents, or the interpretation, performance, breach, termination or validity hereof or thereof, including without limitation any claim based on contract, text or statute (the “Dispute”), the Parties shall attempt to settle such Dispute in the first instance by mutual discussions in accordance with this Section 10.1. Within seven (7) Business Days of the receipt by either Party of a notice from the other Party of the existence of a Dispute referring to this ARTICLE 10 (the “Dispute Notice”), the receiving Party shall reply with a written response (a “Dispute Notice Response”). Both the Dispute Notice and the Dispute Notice Response shall include (a) a statement of the relevant Party’s position with regard to the Dispute and a summary of arguments supporting such position; and (b) the name and title of the executive who will represent that Party in attempting to resolve the Dispute pursuant to this Section 10.1. Within seven (7) Business Days of delivery of the Dispute Notice Response, the designated executives shall meet and attempt to resolve the Dispute. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations or offers made by the Parties during such negotiations shall be admissible for any purpose in any subsequent proceedings.
Section 10.2Arbitration. If any Dispute is not resolved within thirty (30) Days of receipt of a Dispute Notice pursuant to Section 10.1, then, upon either Party’s request, the Dispute shall be finally and exclusively resolved by arbitration as follows:
(a)The arbitration shall be held accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (the “AAA”), then in effect, except as modified herein. The arbitration shall be held, and the award shall be issued in Chicago, Illinois.

(b)The Parties shall appoint an arbitrator satisfactory to both Parties. If the arbitrator is not appointed within the time limit provided herein, such arbitrator shall be appointed by the AAA by using a listing, striking and ranking procedure in accordance with the Rules. Any arbitrator appointed by the AAA shall be a retired judge, preferably from a Federal District Court or Federal Court of Appeals, or a practicing attorney with no less than twenty (20) years of experience and an experienced arbitrator and if possible shall have experience with disputes relating to electric power infrastructure.
(c)The hearing shall be held, if possible, within four (4) months after the appointment of the arbitrator, or as soon thereafter as is reasonably practicable.
(d)By agreeing to arbitration, the entities signing this Agreement do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitrator shall have full authority to grant provisional remedies and to direct the entities signing this Agreement to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any entity signing this Agreement to respect the arbitrator’s orders to that effect.
(e)Any arbitration proceedings, decision or award rendered hereunder and the validity, effect and interpretation of this arbitration agreement shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq. In arriving at their decision, the arbitrator shall be bound by the terms and conditions of this Agreement and the Closing Documents and shall apply the governing law of this Agreement as designated in Section 11.2 hereof.
(f)Any controversy concerning whether a Dispute is an arbitrable Dispute or as to the interpretation or enforceability of this paragraph shall be determined by the arbitrator.
(g)The arbitrator is not empowered to award damages in excess of compensatory damages, and each Party hereby irrevocably waives any right to recover consequential, punitive, exemplary or similar damages with respect to any Dispute. The award, which shall be in writing and shall state the findings of fact and conclusions of Law upon which it is based, shall be final and binding on the Parties and shall be the sole and exclusive remedy among the Parties regarding any claims, counterclaims, issues or accounting presented to the arbitrator. Judgment upon any award may be entered in any court of competent jurisdiction. In appropriate circumstances, the arbitrator shall have the authority to order a termination of this Agreement.
(h)The arbitrator’s award shall allocate, in their discretion, among the Parties to the arbitration all costs of the arbitration, including the fees and expenses of the arbitrator and reasonable attorneys’ fees, costs and expert witness expenses of the Parties. The award shall be final and binding on the Parties and may be enforced in any court having jurisdiction.
ARTICLE 11
OTHER PROVISIONS
Section 11.1Counterparts . This Agreement may be executed in one or more counterparts, all of which, taken together, shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.
Section 11.2Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, ENFORCED, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.
Section 11.3Entire Agreement. This Agreement and the Confidentiality Agreement and the Schedules and Exhibits hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior agreements, understandings, representations, or warranties between the Parties.
Section 11.4Notices. Any notice, request, instruction or other document to be given hereunder by a Party hereto shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.
Notices to Seller shall be addressed as follows:

NorthWestern Corporation
208 North Montana Ave. Suite 205
Helena, MT 59601
Attention: Legal Department
Email: Heather.Grahame@northwestern.com and John.Tabaracci@northwestern.com with copies to:

Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55042
Attention: B. Andrew Brown and David Swanson
Email: Brown.Andrew@dorsey.com and Swanson.Dave@dorsey.com

or at such other address and to the attention of such other Person as Seller may designate by written notice to Buyer.

Notices to Seller shall be addressed to:

Puget Sound Energy, Inc.
355 110th Avenue NE
Bellevue, WA 98004
Attention: Legal Department
Email: Steve.Secrist@pse.com and Samuel.Osborne@pse.com

with copies to:

Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, WA 98101
Attention: Andrew Bor and Stephanie Hirano
Email: ABor@perkinscoie.com and SHirano@perkinscoie.com
or at such other address and to the attention of such other Person as Buyer may designate by written notice to Seller.
Section 11.5Successors and Assigns. The rights and obligations of the Parties shall not be assigned or delegated by either Party, other than with the written consent of the other Party, which may be withheld in such Party’s sole discretion; provided, however, that notwithstanding the foregoing, Buyer may freely transfer its obligations hereunder to any subsidiary or financing source of Buyer, without Seller’s prior consent, provided that Buyer shall remain liable for all obligations of Buyer hereunder that may be assumed by such subsidiary or financing source. Subject to the preceding sentence, this Agreement shall be-binding upon and inure to the benefit of the Parties and their successors and assigns.
Section 11.6Amendments. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by both Parties.
Section 11.7Agreement for the Parties’ Benefit Only. This Agreement is not intended to confer upon any Person not a Party hereto any rights or remedies hereunder, and no Person, other than the Parties and the Indemnified Parties is entitled to rely on any representation, warranty, covenant, or agreement contained herein.
Section 11.8Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 11.9Bulk Sales or Transfer Laws. Buyer hereby waives compliance by Seller with the provisions of the bulk sales or transfer laws of all applicable jurisdictions. Seller agrees to pay all claims of creditors which could be asserted against Buyer because of such noncompliance. Seller indemnifies Buyer against any liability or expense, including attorneys’ fees, incurred by Buyer by reason of the failure of Seller to pay such claims.
Section 11.10No Waiver. No failure or delay by a Party to this Agreement in exercising any right or remedy provided by Law or under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.
Section 11.11Cumulative Remedies. The rights and remedies of the Parties under or pursuant to this Agreement are cumulative, may be exercised as often as such Party considers appropriate and are in addition to its rights and remedies under general law.
Section 11.12Further Assurances. The Parties agree to use Commercially Reasonable Efforts to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, and may be required by applicable Law or as either of the Parties may reasonably require, whether on or after the Closing, to implement and/or give effect to this Agreement and the Closing Documents and the transactions contemplated herein and therein and for the purpose of vesting in the Buyer the full benefit of the Colstrip 4 Interests, rights and benefits to be transferred to the Buyer under this Agreement and the Closing Documents.
Section 11.13Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by PDF), each of which shall be deemed an original, but all of which together shall constitute one and the same original instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto.
Section 11.14Specific Performance. Seller hereby acknowledges and agrees that money damages would not be a sufficient remedy for any breach of this Agreement by Seller, that Buyer would suffer irreparable harm as a result of any such breach, and that, in addition to all other remedies available under this Agreement or at Law or in equity, Buyer shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without posting any bond, security or other undertaking. In the event of any action by Buyer to enforce this Agreement, Seller hereby waives the defense that there is an adequate remedy at Law.

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.
Buyer:

NORTHWESTERN CORPORATION

By:     /s/ Robert C. Rowe
Name:    Robert C. Rowe
Title:    President and CEO

Seller:

PUGET SOUND ENERGY, INC.

By:     /s/ Mary Kipp
Name:    Mary Kipp
Title:    President

EXHIBIT C
POWER PURCHASE AGREEMENT

EXHIBIT A TO TERM SHEET
WITH RESPECT TO THE
COLSTRIP UNIT 4 TRANSACTION

CONFIRMATION FOR UNIT COMMITMENT SERVICE -- COLSTRIP UNIT 4

This Confirmation (this “Confirmation”) shall confirm the terms agreed to between NorthWestern Corporation, d/b/a NorthWestern Energy (“Seller’) and Puget Sound Energy, Inc. (“Buyer”) regarding the purchase of Unit Commitment Service subject to the terms and conditions of the Western Systems Power Pool Agreement, dated effective as of [July 22, 2010], as amended from time to time prior to the date hereof (the “WSPP Agreement”). The undersigned Parties agree to sell and purchase electric energy pursuant to the WSPP Agreement as it is supplemented and modified below:

Seller	NorthWestern Corporation, d/b/a NorthWestern Energy
Purchaser	Puget Sound Energy, Inc.
Period of Delivery	[Commencing on hour ending (“HE”) 0100 June 1, 2020 through HE 2400 May 15, 2025] Delivery term to be confirmed.
Schedule (Days and Hours)	7 x 24 (including NERC holidays)
Delivery Rate	N/A
Delivery Point	The high side of the 500 kV bus for Unit 4 in the Colstrip Switchyard, or, at Seller’s option and with prior notice to Purchaser, at Mid-C.
Type of Service	Unit Commitment Service from Colstrip Unit 4, Service Schedule B
Contract Quantity	90 MW at any time that Colstrip Unit 4 is operating at or greater than minimum load; 0 MW when Colstrip Unit 4 is off-line.
Contract Price
For each hour of the term of the contract, regardless of the Delivery Point, the higher of (i) the Mid C Day-Ahead Index Price for on-peak and off-peak periods, as applicable, minus O&M Costs (Base) Equilivant and (ii) the Floor Price applicable to such hour. In addition Purchaser shall pay a monthly payment of 1/12th of the annual O&M Costs (Base).

As used herein:

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“Floor Price” means, for any hour during the Period of Delivery, a per MWh price calculated in accordance with Exhibit A to this Confirmation.

“O&M Costs (Base)” means, the 90 MW share of the O&M Cost (Base) fixed costs as identified and approved annually for Costrip Units 3 and 4 Budget. .

“O&M Costs (Base) Equilivant” means, O&M Cost (Base) divided by the annual net generation, as identified and approved annually for Colstrip Units 3 and 4 Budget.

“Mid C Day-Ahead Index Price” means, as applicable, the “ELECTRICITY-MID C PEAK-ICE” price or the “ELECTRICITY-MID C OFF-PEAK-ICE” price, as published by the Intercontinental Exchange for the applicable day of delivery, or if at any time such index is no longer available, such other index as the parties agree provides an economically comparable price. Parties to confirm index.

Transmission Path for the Transaction	N/A
Date of Agreement	[ ], 2019

Special Terms and Exceptions
Notwithstanding anything to the contrary in the WSPP Agreement, the Parties hereby agree to the following modifications thereto:
Section 22 of the WSPP Agreement is hereby revised as follows:
The reference to two (2) Business Days in Section 22.1(a) is amended to be a reference to ten (10) Business Days;
Section 22.1(c) is hereby revised to add the following to the end there of:
“provided, that, in the case of the institution of any such proceeding by another person or entity, such proceeding is consented or acquiesced to by the Defaulting Party or is not withdrawn or dismissed within sixty (60) days;”

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The first and second sentences of Section 22.2(a) are deleted in their entirety and the following is substituted therefor:
“If an Event of Default shall have occurred and be continuing, the Non-Defaulting Party, upon written notice to the Defaulting Party, shall have the right to suspend, reinstate and resuspend performance of transactions under this Agreement. Suspension periods shall not affect in any way the thirty (30) day period for exercising a right of termination under Section 22.2(b).”
The last sentence of Section 22.2(a) is deleted in its entirety and the following is substituted therefor:
“The Non-Defaulting Party shall provide at least twenty-four (24) hours written notice to the Defaulting Party before any suspension may be terminated.”
The last sentence of Section 22.3(c) is hereby deleted in its entirety and the following is substituted therefor: “If the Non-Defaulting Party's aggregate Gains exceed its aggregate Losses and Costs, the Termination Payment shall be deemed to equal $0 and in no event shall the Defaulting Party be entitled to be paid a Termination Payment”; and
Section 22.3(e) shall be deleted in its entirety.
Sections B-3.8 and B-5 of Service Schedule B are hereby deleted in their entirety.
Revision of B-3.9(b) in Schedule B to read, “By the Seller when all of the output of the unit is unavailable” and deleting the remainder of that subsection.
The Parties hereto hereby knowingly, voluntarily and intentionally waive, to the fullest extent permitted by applicable law, any rights they may have to a trial by jury in respect of any litigation based hereon, or directly or indirectly arising out of, under, or in connection with, this Confirmation or any other document delivered in connection herewith, or any course of conduct, course of dealing, statements

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(whether oral or written) or actions of the parties hereto.
This Agreement is made under and shall be governed by and construed in accordance with the substantive laws of the State of New York, without giving effect to any choice of law rule (except Section 5-1401 of the New York General Obligations Law) that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York

Miscellaneous
This Confirmation may be executed in multiple counterparts, each of which when so executed and delivered shall constitute a duplicate original and all counterparts together shall constitute one and the same instrument. The Parties acknowledge and agree that any document or signature delivered by facsimile, PDF or other electronic transmission shall be deemed to be an original executed document for the purposes hereof and such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF the Parties have executed this Confirmation in the manner appropriate to each on the date set forth above.

NORTHWESTERN CORPORATION, d/b/a NORTHWESTERN ENERGY

By:
Name:
Title:

PUGET SOUND ENERGY, INC.

By:
Name:
Title:

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Exhibit A to
Colstrip Unit 4 Unit Contingent Confirmation

Methodology for calculating the minimum electric cost

Combination of Two parts

•	Fuel related variable cost in $/MW

•	Non-Fuel variable cost in $/MW

Fuel related Variable costs

•	Base price is the equivalent cost of fuel expressed in $/MW at minimum load heat rate

▪	Heat rate is approximately 13,500Btu/KWhr

▪	Coal consumption at that rate is 0.8 tons /MW

•	Base price on the contract starts at $27/ton

◦	$27/ton is equivalent to $21.60/MW ($27.00/ton times 0.8tons/MW)

•	Base price under the fuel contract adjusts quarterly under the fuel contract - the base price of this contract would be adjusted accordingly (the quarterly base price would be multiplied by 0.8)

Non Fuel variable costs

◦	The plant produces an incremental cost worksheet every year which includes a place for non-fuel variable cost

◦	For 2019, it is $3.81/MW at minimum load

◦	A new sheet will be developed for the 2020 budget - a new number would be used annually under the contract for non-fuel variable O&M

◦	If the operator no longer produces an incremental cost worksheet, then mutually agreeable alternative will be calculated or used

Minimum charge for electricity under the PPA then is the combination of Fuel and non-Fuel variable costs as described and adjusted above.

◦	Minimum charge = Fuel related variable cost + non-Fuel variable cost

◦	the example above would produce a minimum charge of $21.60 + 3.81 = $25.41/MW

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